Exhibit 4.18

Reference: Renewal of Employment Agreement

Intelligent Living Application Group Inc. (the “Company”) and Bong Lau entered into an Employment Agreement (“Employment Agreement”) on June 1, 2020, which has been renewed until June 1, 2024. By signing below both parties agree to further renew the term of the Employment Agreement until June 1, 2025. Except as expressly set forth herein, all terms of the Employment Agreement remain in full force and effect, and constitute the legal, valid, binding and enforceable obligations of the parties thereto.

Executive:

By:	/s/Bong Lau
Bong Lau

Intelligent Living Application Group Inc.

By	/s/Fred Wong
Name:	Fred Wong
Title:	Chief Financial Officer